SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February, 2003                Commission File Number:   1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                                Royal Bank Plaza
                             South Tower, Suite 2700
                                  P.O. Box 119
                                Toronto, Ontario
                                 Canada M5H 2J3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F                    Form 40-F  X
                          ----                         ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                         No  X
                         ----                       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A





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                           INCORPORATION BY REFERENCE



          The Registrant's Press Release (Exhibit 1 of Form 6-K (Commission File 1-9059) furnished to the Commission February 13, 2003) is incorporated by reference into the Registrant's registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (No. 333-14148).


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BARRICK GOLD CORPORATION



Date:    February 13, 2003                 By:   /s/ SYBIL E. VEENMAN
                                              --------------------------------
                                           Name:       Sybil E. Veenman
                                           Title:      Associate General Counsel
                                                       and Secretary


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                                     EXHIBIT

        Exhibit        Description of Exhibit
        -------        ----------------------

           1           Press Release




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                                                                       EXHIBIT 1